Contact

www.linkedin.com/in/loganwroolie (LinkedIn)
loganwroolie.com/ (Portfolio)

Top Skills

Bubble.io
Marketing
Art Direction

Certifications

Digital Marketing Circuit
No-Code Developer

Logan Wroolie

Founder @ TalkShop
San Francisco Bay Area

Summary

Combines a background in cross-functional product, growth and automated marketing with visual design and extensive experience with SaaS architecture, graphic design, web and mobile, and event marketing.

Experience

TalkShop
Founder
September 2024 - Present (1 year 1 month)
San Francisco, California, United States

EcoNugenics, Inc.
5 years 2 months

Sr. Marketing Director
January 2022 - August 2024 (2 years 8 months)
San Francisco Bay Area

Marketing Director
July 2019 - January 2022 (2 years 7 months)
San Francisco Bay Area

Iterable
Field Marketing | Demand Generation
February 2019 - June 2019 (5 months)
San Francisco Bay Area

Miami Ad School
Art Director
April 2018 - December 2018 (9 months)
San Francisco, California

Napa Valley Film Festival
2 years 7 months

Senior Marketing Manager
December 2017 - November 2018 (1 year)
Napa, California

Marketing Manager
May 2016 - December 2017 (1 year 8 months)
Napa, California

Restoration Hardware
Product Development
April 2015 - April 2016 (1 year 1 month)
Corte Madera, California

plyfe (plyfe.me)
Marketing Intern
May 2013 - August 2013 (4 months)
Greater New York City Area

Sequential Brands Group
Brand Marketing Intern
May 2013 - August 2013 (4 months)
Greater New York City Area

Zion & Zion
Digital Marketing Intern
September 2012 - May 2013 (9 months)
Tempe, Arizona

Studio Trilogy
Marketing Intern
May 2012 - September 2012 (5 months)
San Francisco, California

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Education

University of San Francisco
Master of Science - MS, Entrepreneurship & Innovation · (August 2024 - July
2025)

Miami Ad School-San Francisco
Art Direction · (2018 - 2020)

Arizona State University, W. P. Carey School of Business

Bachelor of Applied Science (B.A.Sc.), Marketing · (2010 - 2014)

Arizona State University

Bachelor of Arts (B.A.), Film and Media Production · (2010 - 2014)

St. Ignatius College Preparatory

High School Diploma · (2006 - 2010)